SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Caesars Entertainment Corporation

(Name of Subject Company (Issuer))

Caesars Entertainment Corporation

(Name of Filing Person (Offeror))

Options To Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

127686103

(CUSIP Number of Class of Securities)

Michael D. Cohen, Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

Caesars Entertainment Corporation

One Caesars Palace Drive

Las Vegas, NV 89109

(702) 407-6000

(Name, Address and Telephone Number of Person Authorized To Receive

Notices and Communications on Behalf of the Filing Person)

Copy to:

Charles K. Ruck, Esq.

Michael A. Treska, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$28,548,886	$3,271.70

*	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Issuer common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 7,681,893 shares of Issuer common stock and have an aggregate value of $28,548,886 as of July 20, 2012, calculated based on a Black-Scholes option pricing model derived from a price per share of Issuer common stock of $8.85, the closing price of the Issuer’s common stock as reported on the Nasdaq Global Select Market on July 20, 2012.
**	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,271.70    Filing party:  Caesars Entertainment Corporation

Form or Registration No.  005-41450    Date Filed:  July 25, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

EXPLANATORY NOTE

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange (the “SEC”) on July 25, 2012, as amended and supplemented by Amendment No. 1 filed with the SEC on July 27, 2012 (as amended and supplemented, the “Schedule TO”), relating to an offer by Caesars Entertainment Corporation (the “Company”) to its employees (including eligible officers), directors and service providers to exchange outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), granted under the Company’s Management Equity Incentive Plan on or prior to February 9, 2012, with an exercise price equal to or greater than $20.09, on a one-for-one basis, as related to the Common Stock underlying the outstanding options, for a grant of replacement options to purchase shares of Common Stock to be made under the Company’s 2012 Performance Incentive Plan.

Pursuant to Rule 12b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated and unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 2, the information contained in the Schedule TO and exhibits filed therewith remains unchanged. This Amendment No. 2 should be read in conjunction with the Schedule TO and the exhibits filed therewith. All terms used herein have the same meaning as in the Offer to Exchange.

Description of Amendment and Restatement of the Offer to Exchange

The Company amends and restates the Offer to Exchange Certain Outstanding Options for Replacement Options, dated July 24, 2012 (the “Offer to Exchange”), as follows:

•

Q1 of the “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is hereby amended by deleting “a one-time offer” in the first sentence and replacing it with “being offered.” The first sentence, as amended and restated, now reads: “The Option Exchange is being offered by Caesars to allow Eligible Participants to exchange their Eligible Options (whether vested or unvested), on a one-for-one basis, for the grant of new stock options with a lower exercise price and new terms, which we refer to as “Replacement Options.””

•

Q39 of the “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is hereby amended by inserting “Subject to any order or decision by a court or arbitrator of competent jurisdiction,” in the beginning of the third sentence so that the third sentence, as amended and restated, now reads: “Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding on all parties.”

•	Q45 of the “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is hereby amended by deleting the first sentence thereof.

•

The introductory language in italics beneath the heading “Risk Factors” in the Offer to Exchange is hereby amended by deleting “within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)” from the second sentence of the second paragraph thereof and adding, “The safe harbor provided in the Private Securities Litigation Reform Act of 1995, by its terms, does not apply to statements made in the Offer Documents.” to the end of such second paragraph.

•	Clause (g) under Section 2 (Purpose of the Offer) of the Offer to Exchange is hereby amended to replace “Exchange Act” with “Securities Exchange Act of 1934, as amended (the “Exchange Act”).”

•

Section 3 (Procedures for Electing to Exchange Options) of the Offer to Exchange is hereby amended to delete the reference to “a one-time offer” in the fifth to last paragraph on page 22 so that such paragraph, as amended and restated, now reads: “We will strictly enforce the offering period, subject only to an extension, which we may grant in our sole discretion.”

•

Section 4 (Withdrawal Rights) of the Offer to Exchange is hereby amended by inserting “Subject to any order or decision by a court or arbitrator of competent jurisdiction,” in the beginning of the final sentence of such section so that the sentence, as amended and restated, now reads: “Subject to any order or decision by a court or arbitrator of competent jurisdiction, our determination of these matters will be final and binding on all parties.”

•	Section 6 (Conditions of the Offer) of the Offer to Exchange is hereby amended by:

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adding “, other than acts or omissions to act by us” to the second sentence of the paragraph immediately following the list of conditions on page 25 such that the sentence, as amended and restated, now reads: “We may assert them in our sole discretion regardless of the circumstances giving rise to them before the Offer Expiration Date, other than acts or omissions to act by us;” and

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inserting “Subject to any order or decision by a court or arbitrator of competent jurisdiction,” in the beginning of the final sentence of such section so that the sentence, as amended and restated, now reads: “Subject to any order or decision by a court or arbitrator of competent jurisdiction, any determination we make concerning the events described in this Section 6 will be final and binding on all persons.”

•	Section 17 (Miscellaneous) of the Offer to Exchange is hereby amended by deleting “within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.”

* * * *

Items 1-2, 4, 6-7 and 11 of the Schedule TO are hereby amended to incorporate by reference the information in the Offer to Exchange, as amended and restated by this Amendment No. 2 to the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated to include the Offer to Exchange, as amended and restated and attached hereto as Exhibit (a)(1)(A).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2012	CAESARS ENTERTAINMENT CORPORATION

	By:	/S/ MICHAEL D. COHEN
		Name:	Michael D. Cohen
		Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

EXHIBIT INDEX

Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Replacement Options, dated July 24, 2012.	*	—	—	—	—
(a)(1)(B)	Terms of Election.	**	—	—	—	—
(a)(1)(C)	Memorandum Announcing the Option Exchange, dated July 24, 2012.	**	—	—	—	—
(a)(1)(D)	Email Communication Regarding Access to Option Exchange Website, dated July 24, 2012.	**	—	—	—	—
(a)(1)(E)	Guide to the Option Exchange.	**	—	—	—	—
(a)(1)(F)	Frequently Asked Questions Regarding the Option Exchange.	**	—	—	—	—
(a)(1)(G)	Paper Election Form.	**	—	—	—	—
(a)(1)(H)(i)	Form of Individual Statement of Eligible Options.	**	—	—	—	—
(a)(1)(H)(ii)	Form of Individual Statement of Eligible Options (Gary W. Loveman).	**	—	—	—	—
(a)(1)(I)	Form of Individual Option Exchange Simulator.	**	—	—	—	—
(a)(1)(J)	Form of Email Communication Confirming Receipt of Election.	**	—	—	—	—
(a)(1)(K)	Form of Email Communication Regarding Reminder of Expiration of Offer.	**	—	—	—	—
(a)(1)(L)	Form of Email Communication Regarding Final Reminder of Expiration of Offer.	**	—	—	—	—
(a)(1)(M)	Form of Final Email Communication Confirming Acceptance and Cancellation of Eligible Options.	**	—	—	—	—
(a)(1)(N)	Form of Final Email Communication Confirming Non-Participation in the Option Exchange.	**	—	—	—	—
(a)(1)(O)	Form of Email Communication Notifying Participant of Invalid Election.	**	—	—	—	—
(a)(1)(P)	Form of Email Communication Confirming Receipt of Request to Change Election.	**	—	—	—	—
(a)(1)(Q)	Screen Shots of the Option Exchange Website.	**	—	—	—	—
(a)(1)(R)	Form of Meeting Invitation for Eligible Participants.	**	—	—	—	—
(a)(1)(S)	Slides and Script of Employee Presentation Materials	***	—	—	—	—
(a)(2)	Not applicable	—	—	—	—	—
(a)(3)	Not applicable	—	—	—	—	—
(a)(4)	Not applicable	—	—	—	—	—
(a)(5)	Not applicable	—	—	—	—	—

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date
(b)	Not applicable	—	—	—	—	—
(d)(1)	Caesars Entertainment Corporation 2012 Performance Incentive Plan.	—	S-1/A	—	10.89	2/2/2012
(d)(2)	Amendment No. 1 to the Caesars Entertainment Corporation 2012 Performance Incentive Plan.	**	—	—	—	—
(d)(3)	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Nonqualified Option Award Agreement.	**	—	—	—	—
(d)(4)	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Nonqualified Option Award Agreement (Replacement Options).	**	—	—	—	—
(d)(5)	Form of Caesars Entertainment Corporation 2012 Performance Incentive Plan Nonqualified Option Award Agreement (Replacement Options Granted to Gary W. Loveman).	**	—	—	—	—
(d)(6)	Caesars Entertainment Corporation Management Equity Incentive Plan, as amended and restated on November 29, 2011.	—	S-1/A	—	10.78	12/28/2011
(d)(7)	Form of Caesars Entertainment Corporation Management Equity Incentive Plan Stock Option Grant Agreement.	**	—	—	—	—
(d)(8)	Form of Amendment to Caesars Entertainment Corporation Management Equity Incentive Plan Stock Option Grant Agreement.	**	—	—	—	—
(d)(9)	Stock Option Grant Agreement dated February 27, 2008 between Gary W. Loveman and Harrah’s Entertainment, Inc.	—	10-Q	6/30/2008	10.52	8/11/2008
(d)(10)	Stock Option Grant Agreement dated February 27, 2008 between Thomas M. Jenkin and Harrah’s Entertainment, Inc.	—	10-Q	6/30/2008	10.56	8/11/2008
(d)(11)	Form of Stock Option Grant Agreement dated July 1, 2008 between Harrah’s Entertainment, Inc. and each of Lynn C. Swann and Christopher J. Williams.	—	10-Q	6/30/2008	10.57	8/11/2008
(d)(12)	Form of Stock Option Grant Agreement dated March 1, 2010 between Harrah’s Entertainment, Inc. and each of Thomas M. Jenkin, John W. R. Payne, Peter E. Murphy, and Mary H. Thomas.	—	10-K	12/31/2009	10.61	3/9/2010
(d)(13)	Stock Option Grant Agreement dated March 1, 2010 between Harrah’s Entertainment, Inc. and Gary W. Loveman.	—	S-1/A	—	10.79	12/28/2011
(d)(14)	Stock Option Grant Agreement dated November 29, 2011 between Caesars Entertainment Corporation and Gary W. Loveman.	—	S-1/A	—	10.81	12/28/2011
(d)(15)	Form of Stock Option Grant Agreement dated November 29, 2011 between Caesars Entertainment Corporation and each of Thomas M. Jenkin, John W. R. Payne and Mary H. Thomas.	—	S-1/A	—	10.83	12/28/2011
(d)(16)	Stock Option Grant Agreement dated February 27, 2008 between Mary H. Thomas and Harrah’s Entertainment, Inc.	—	S-1/A	—	10.85	1/27/2012
(d)(17)	Stock Option Grant Agreement dated February 24, 2009 between Mary H. Thomas and Harrah’s Entertainment, Inc.	—	S-1/A	—	10.86	1/27/2012

			Incorporated by Reference
Exhibit Number	Exhibit Description	Filed Herewith	Form	Period Ending	Exhibit	Filing Date
(d)(18)	Stock Option Grant Agreement dated April 16, 2012 between Caesars Entertainment Corporation and Gary W. Loveman.	—	10-Q	3/31/2012	10.96	5/9/2012
(d)(19)	Employment Agreement, made as of January 28, 2008, and amended on March 13, 2009, by and between Harrah’s Entertainment, Inc. and Gary W. Loveman.	—	10-K	12/31/2008	10.16	3/17/2009
(d)(20)	Form of Employment Agreement between Caesars Entertainment Operating Company, Inc., and each of Thomas M. Jenkin and John W. R. Payne.	—	8-K	—	10.1	1/9/2012
(d)(21)	Employment Agreement, made as of January 31, 2011, by and between Caesars Entertainment Operating Company, Inc. and Mary H. Thomas.	—	S-1/A	—	10.84	1/27/2012
(d)(22)	Stockholders’ Agreement, dated as of January 28, 2008, by and among Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings, Series LLC, Co-Invest Hamlet Holdings B, LLC, Hamlet Holdings LLC and Harrah’s Entertainment, Inc., and, solely with respect to Sections 3.01 and 6.07, Apollo Investment Fund VI, L.P. and TPG V Hamlet AIV, L.P.	—	8-K/A	—	10.14	2/7/2008
(d)(23)	Form of First Amendment to the Stockholders’ Agreement by and among Apollo Hamlet Holdings, LLC, Apollo Hamlet Holdings B, LLC, TPG Hamlet Holdings, LLC, TPG Hamlet Holdings B, LLC, Co-Invest Hamlet Holdings, Series LLC, Co-Invest Hamlet Holdings B, LLC, Hamlet Holdings LLC and Caesars Entertainment Corporation.	—	S-1/A	—	10.91	2/2/2012
(d)(24)	Investment and Exchange Agreement, dated as of June 3, 2010, among Harrah’s Entertainment, Inc., Harrah’s BC, Inc. and Paulson & Co, Inc., on behalf of the several investment funds and accounts managed by it.	—	8-K	—	10.1	6/7/2010
(d)(25)	Investment and Exchange Agreement, dated as of June 3, 2010, among Harrah’s Entertainment, Inc., Harrah’s BC, Inc. Apollo Management VI, L.P., on behalf of certain affiliated investment funds, and TPG Capital, L.P., on behalf of certain affiliated investment funds.	—	8-K	—	10.1	6/7/2010
(d)(26)	Amended and Restated Management Investors Rights Agreement, dated November 22, 2010	—	8-K	—	10.2	11/24/2010
(d)(27)	Form of Indemnification Agreement entered into by Caesars Entertainment Corporation and each of its directors and executive officers.	—	S-1	—	10.75	11/16/2010
(d)(28)	Irrevocable Proxy of Hamlet Holdings LLC, dated November 22, 2010	—	8-K	—	10.1	11/24/2010
(g)	Not applicable	—	—	—	—	—
(h)	Not applicable	—	—	—	—	—

*	Filed herewith.

**	Previously filed as an exhibit to the Schedule TO on July 25, 2012.

***	Previously filed as an exhibit to Amendment No. 1 to the Schedule TO on July 27, 2012.